Mail Stop 6010

August 28, 2007

Eugene J. Boyle
Chief Financial Officer
Samaritan Pharmaceuticals, Inc.
101 Convention Center, Suite 310
Las Vegas, Nevada 89109

> **Re:** **Samaritan Pharmaceuticals, Inc.**
> **Schedule 14A**
> **Filed August 22, 2007**
> **File No. 1-32287**

Dear Mr. Boyle:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2, page 12

1. Please revise the description of Proposal 2 to clarify whether or not you have plans to issue any of the shares that would be authorized through this proposal. Currently, the third and fourth paragraphs discuss various possible uses for the shares. The fifth paragraph states, "Other than as set forth below, the board has no present agreement or arrangement to issue any of the shares for which approval is sought." The sixth paragraph refers to "the rescinded shares discussed below," yet this appears to be the only mention of "rescinded shares." The seventh and eighth paragraphs refer to the possible issuance to avert a takeover attempt. Please provide a concise discussion that identifies all of the plans you

currently have to issue the shares, including the number of shares that each plan would entail. After providing this information, state that you have no other plans besides the ones that are discussed. If you do not currently have any plans to issue the shares, state that fact.

* * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew L. Ogurick, Esq.
       Kirkpatrick & Lockhart Preston Gates Ellis LLP
       201 South Biscayne Boulevard, Suite 2000
       Miami, Florida 33131